August 25, 2006

Mail Stop 4561

<u>Via U.S. Mail and Facsimile</u>

Albert Barbusci
President and Chief Executive Officer
Dynasty Gaming, Inc.
759 Square Victoria, Suite 300
Montreal, Quebec
Canada H2Y 2J7

> **Re:  Dynasty Gaming, Inc.**
> **Registration Statement on Form 20-F**
> **Amendment No. 1 filed July 28, 2006**
> **File No. 000-52126**

Dear Mr. Barbusci:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    We note your pending request for confidential treatment.  We will review and provide comments on your request separately.  Please resolve all comments before requesting acceleration of the effectiveness of this registration statement.

Exchange Rate, page 6

2.      We note the exchange rate conversion information as of May 31, 2006.  Please
        update to provide the exchange rate at the latest practicable date.  See Item
        3.A.3.(a).

Capitalization and Indebtedness, page 7

3.      Please update the information in the table pursuant to Item 3.B.

4.      Please explain further the security on your debt as mentioned in footnote 1.  In
        particular, please explain "moveable hypothec on furniture."

5.      Please briefly describe by footnote or otherwise the nature of the $14,881,112
        subject to the escrow agreement.

Risk Factors

6.      Please revise your risk factor subheadings so that each one conveys the risk that
        you are describing. Currently, many of your subheadings merely state a fact about
        your business or a general business risk.

7.      We note that you have entered an entirely new line of business with the
        acquisition of Mahjong Systems Limited and Mahjong Development, Inc. and that
        the new business appears to differ substantially from your prior business of
        planning and managing events in the field of women's health. We note further
        that you retained many of the same executives from your prior business and that
        Mr. Ian Sherrington, the former President and Director of Mahjong Development,
        resigned in July of 2006.  Please consider adding a risk factor relating to your
        management teams' limited experience in the area of online gaming or tell us why
        you believe a risk factor is not applicable.

Risks Related to our Business, page 8

8.      Please briefly explain the nature of your prior business so that investors can
        evaluate the magnitude of the change to the new internet gaming development and
        marketing business. Please also expand to disclose any changes in management or
        other business structure that may materially impact your operations going
        forward.

Government Regulation, page 8

9.      Revise this risk factor to more clearly state the jurisdictions where you and your
        licensees currently operate and discuss the risks specific to those jurisdictions.  In

this regard, please disclose the jurisdictions from which you generate material revenues.

10. Please tell us why you have discussed the U.S. Patriot Act if you believe that it would not substantially impact your operations, as disclosed in the last paragraph on page 8. Please revise to describe more specifically how the Act would materially impact your business or delete the reference.

Dependence on Key Personnel, page 10

11. Please expand your disclosure to identify the key personal upon which the company depends.

Intellectual Property

12. Currently the disclosure in this risk factor is of a general nature that could apply to any company. Please expand the disclosure to describe in more detail the risks associated with the loss of your intellectual property rights/protections.

Risks Related to our common stock

Penny Stock Rules,

13. Since you currently fall within the exception to the penny stock rules as mentioned in the text, please clarify further why you believe you are at risk of being subject to the penny stock rules.

Business Overview, page 14

14. We note your goal of becoming the first –to-market software for "an aggregate player, cash-wager version of Mahjong." Please expand to explain briefly here what a cash-wager version of Mahjong is and why it is significant to your business. Clearly describe how you will derive revenues from this product.

15. Please revise first paragraph in this section to describe in more detail the terms of the 12 licensing agreements mentioned and the parties to those agreements.

16. We note a press release dated May 15, 2006 relating to a letter of intent with Beijing Junnet Union Science and Technology LC covering the promotion, marketing and distribution of Mahjong prepaid cards in China. Please tell us the status of your relationship, or any binding agreement entered into, with Beijing Junnet.

Potential Markets, page 15

17.     Please provide support for the growth of internet gaming data provided on page 15 and in your Trend Information section on page 26, marking the portions of any materials provided that support the statements made in your document. Include materials supporting your statement that internet poker earns in excess of $4,000,000 per day.

18.     We refer to your statement that MSL principals have nearly a decade of internet gaming experience. Please identify the individuals you are referring to and briefly describe their experience.

19.     We note your reference to "strategic partnerships" with the entities mentioned in the table. Please describe further the nature of those partnerships, including the responsibilities of each party and the terms and duration of your agreements with those entities as described in the related agreements filed as exhibits. Please also explain how you derive revenue from these partnerships specifically. Finally, if you have not entered into actual partnership agreements with these entities, please use a term that more accurately describes the arrangement.

20.     We note your reference to an "agreement in principal" with Microgaming. Please clarify your relationship with this entity. We note a press release issued three months ago on May 16, 2006 announcing that Microgaming agreed to enter into a licensing contract with the company. Please disclose the current status of this agreement.

Mahjong Mania, page 15

21.     Please revise the second paragraph to clarify, if true, that MSL and MDI are your wholly-owned subsidiaries.

22.     Please describe how the internet domains disclosed on page 15 are utilized in your business and clarify how the use of those domains differs from those listed in the table in your "Potential Markets" sections.

23.     We note your statement that DNY is not dependent upon patents or licenses. It is unclear from the current disclosure how you derive revenue, and thus, whether you are dependent on patents or licenses in your business. Please explain to us further how you have concluded that Dynasty Gaming is not dependent on patents or licenses.

24.     Please explain further the significance to your business of the "Territory of Kahnawake license" and disclose the requirements for maintaining the license.

Ho Majiang, page 15

25.     Please describe further the respective parties' roles and rights in connection with the joint venture.  Please also add a risk factor to discuss the risks in connection with joint ventures, including that you will be bound by the decisions of your co-venturer, that your liabilities may exceed the percentage of your investment, and that you will be affected by your co-venturer's financial condition.

The World Cup of Mahjong, page 16

26.     Please clarify how you will derive revenue from the joint venture agreement with Ho Group.  In addition, please describe in more detail the material terms of the joint venture agreement, including your percentage interest.

27.     Please tell us where you have filed the joint venture agreement with Ho Group as an exhibit.

Marketing Strategy, page 16

28.     It appears from disclosure on page 34 and in Exhibit 4.19 that Genesis Consulting and Adriaan Brink will play a substantial role in the marketing and licensing of your business in exchange for significant fees and that, as such, information concerning the agreement should be disclosed as part of your marketing strategy. Please revise this section to describe your agreement with Genesis.

29.     The second paragraph under this heading indicates that a portion of commissions will be paid to MSL and that the balance will be divided pro rata between the providing website partners.  Please revise to explain what you mean by "pro rata." Clarify how a pro rata distribution is consistent with the disclosure in the fourth paragraph, which states that the rake share paid to the licensee is determined on an individual basis.

30.     Please disclose the duration or range of durations for your license agreements. Clarify whether license fees are paid only once or periodically over the term of the agreement, such as annually.

31.     Please revise to clarify how you derive revenues from the sale of prepaid cards.

32.     Refer to the fifth paragraph on page 17.  Please revise to clarify whether you have entered into any agreement with Junnet.  If so, please describe the terms of the agreement and file the agreement as an exhibit to the registration statement.

Operating Results, page 22

33.     We note that you discussed operating results and provided summary of quarterly results for the quarter ended March 31, 2006 (page 25). Please explain to us how the presentation of this information complies with the disclosure requirements of Instruction 3 to Item 8.A.5 of Form 20-F.

34.     Describe the reasons for changes in revenue for the three month period ended March 31, 2006 compared to the three months ended March 31, 2005.

35.     Please disclose the amount of any revenues generated by CPC Econometrics in the period ended March 31, 2006.

36.     Please tell us how you considered providing a discussion of the causes of material changes in financial statements line items from calendar year 2003 to calendar year 2004. Item 5 of Form 20-F requires a discussion of results of operations for each period covered by the financial statements.

Balance Sheet, page 24

37.     Please expand to explain the reasons for the significant increase in cash on hand for the period ended March 31, 2006 compared to the three months ended March 31, 2005.

Liquidity, page 25

38.     Please reconcile your statement on page 26 indicating that you have no debt with the information provided in the contractual obligations table on page 28 referencing a total of $249,400 in long-term debt.

Research and Development, Patents and Licenses, Etc., page 26

39.     Please define "MM back office and/or game functionality" as it is used in the second sentence in this section.

40.     Please explain the increase in Research and Development costs for 2005.

Trend Information, page 26

41.     The discussion of industry data is not necessarily indicative of trends in the performance and operating results of your company.  Please revise to reduce the discussion of growth in the internet industry and explain specifically how trends in the industry are reasonably likely to have a material impact on your results of operations.

42.     In light of the disclosure on pages 17-19, please disclose briefly the governmental regulations/laws that may materially impact your business going forward.

Directors, Senior Management and Employees, page 28

43.     We refer to Adriaan Brink's biographical information. Please expand to disclose the dates that he served in the positions disclosed. Please further describe his position with Dynasty Gaming.  We note in the compensation table on page 31 references to sales commissions and consulting fees paid to Mr. Brink and additional related disclosure on page 34.

Compensation, page 30

44.     Please expand to explain the "Other Annual Compensation" paid to David Wolk.

45.     We refer to footnote 2 to the table.  Please explain the type of consulting services provided by Vision 2011 in return for the $10,000Cdn per month.  Provide similar disclosure for the consulting services mentioned in footnote 3.

46.     Please revise the table to include amounts paid to each director for their attendance at board meetings in 2005, as indicated in footnote 5 to the table.

47.     We refer to footnote 1 to the compensation table on page 32.  Please include Mr. Billings in the table, or tell us why you have omitted him.  We note that the table reflects option exercises as of May 31, 2006.  Also, please clarify how Mr. Billings obtained the options to purchase 500,000 shares of the company's stock, if those options were acquired other than through your incentive stock option plan.

Termination of Employment, Change in Responsibilities and Employment Contracts, page 33

48.     We refer to the employment agreements disclosure related to Albert Barbusci and Mark Billings.  Please describe the circumstances under which the respective employment agreements may be terminated and disclose the terms of all non-competition provisions.  Explain further the terms for additional benefits,

including the stock options, participation in benefits and plans as defined in the employment agreement and quantify where possible.

49.     Please revise to clarify Mr. Babusci's ownership interest in Cadence, if any. Provide similar disclosure with respect to Mr. Brink's ownership interest in Genesis.

50.     We refer to the consulting agreement with Genesis Consulting and Adriaan Brink:

- Disclose the additional bonus amounts owed to Genesis Consulting in the event consolidated revenues for MSL and MDL exceed $4 million as described in Section 3.5 of the consulting agreement filed as Exhibit 4.19;

- Disclose further details relating to the option entitlements and how they are granted under the agreement;

- Disclose the term of the agreement and the notice requirements in the event of a material breach as specified in section 6.4 of Exhibit 4.19.

- Revise the last sentence of the first paragraph on page 34 to explain further the significance of this provision.

Committee of the Board of Directors, page 35

51.     Please identify the members of your audit committee.  See Item 6.C.3. of Form 20-F.

Employees, page 35

52.     Please revise to separately quantify the number of employees and the number of consultants.

Share Ownership, page 35

53.     Please provide the percentage of outstanding shares of each class owned by the shareholders in the table on page 35.  See Item 6.E.1 of Form 20-F.

Major Shareholders, page 36

54.     Please disclose whether any major shareholder has different voting rights, or provide an appropriate negative statement.  See Item 7.A.1(c).

Related Party Transactions, page 36

55.     Please describe each related party transaction in more detail.  Discuss the nature
        and extent of each transaction that is material to the company or the related party.
        For example, disclose the nature of the consulting services provided by Vision
        2011 and the material terms of that agreement, including compensation amounts
        and termination provisions.  Provide similar details with respect to each related
        party transaction.

56.     Please revise to clarify whether you have paid all costs charged under the related
        party transactions, or whether you have deferred payment.  If any of the related
        parties have waived payment of the charges, please disclose that fact.

Exhibits, page 53

57.     Please revise footnote ** to the exhibit index to state that the confidential portions
        of those exhibits have been omitted and filed separately with the Commission.
        Refer to Rule 24b-2 under the Exchange Act.

Financial Statements

Auditors' Report, page 57

58.     We note that the auditors' report does not include a statement that the auditors
        believe that their audit provides a reasonable basis for their opinion. Please
        explain to us how the auditors' report complies with paragraph .08g of SAS 58
        and Rule 3200T of PCAOB.

Consolidated Statements of Operations and Deficit, page 59

59.     Please, tell us how your presentation of statements of operations complies with
        the requirements of Rule 5-03 of Regulation S-X including, but not limited to, the
        gain on settlement of debt.

60.     We note your disclosure on page 14 that you intend to divest yourself of your
        Cadence Healthcare Communications, Inc, MedEvents Inc, and CPC
        Econometrics, Inc subsidiaries, and the current reduction in the activities of these
        subsidiaries as disclosed on pages 22, 24 and 83.  Please, tell us how you have
        considered SFAS 146 and paragraphs 27, 28,30 and 41-44 of SFAS 144 in
        preparing your reconciliation of financial statements from Canadian GAAP to US
        GAAP.

Consolidated Statements of Cash Flows, page 61

61.     Tell us the accounting literature you relied upon for determining the proper presentation of cash flows from discontinued operations in preparing your reconciliation to US GAAP.  Additionally, tell us how you considered the requirements of paragraphs 28 and 29 of SFAS 95 in preparing your reconciliation to US GAAP as it relates to providing a reconciliation net income, rather than net income from continuing operations, to cash flows from operating activities.

2. Significant Accounting Policies

(e) Deferred development costs, page 63

62.     We note that you will amortize deferred development costs over the estimated useful life not to exceed three years. With respect to your reconciliation to US GAAP, tell us how you considered paragraph 8 of SFAS 86 that requires amortization on a product-by-product basis, starting when the product is available for general release to customers, based on current and future revenue with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product  Also, confirm to us that all software costs incurred prior to the establishment of technological feasibility have been expensed.

4. Business Acquisition, page 68

63.     Tell us whether any value was assigned to intangible assets and liabilities as a result of your acquisition of Mahjong Systems Limited and Mahjong Development Inc. Also, explain to us how you determined that there was not in-process research and development expense in these transactions.

64.     Tell us how you considered the requirements of Rule 3-05 of Regulation S-X in determining whether it would be necessary to provide audited financial statements of Mahjong Systems Limited and Mahjong Development Inc.

13. Capital Stock

b) Escrowed shares, page 74

Please explain to us the nature of escrow conditions.

e) Business acquisition, page 74

65.     Tell us how you determined the fair value of your common shares on the date you acquired Mahjong Systems Limited and Mahjong Development Inc.

\*      \*      \*

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz, Accountant, at 202-551-3438 or Jorge Bonilla Senior Staff Accountant, at 202-551-3414 if you have questions regarding comments on the financial statements and related matters.  Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3780 with any other questions.

Sincerely,


Karen J. Garnett
Assistant Director


cc      Richard Friedman (*via facsimile)*